INTEGRITY INVESTMENT [redacted] 05/12/04 09:06am P. 002

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STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-45302

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2003 (MM/DD/YY) AND ENDING 12-31-2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INTEGRITY INVESTMENTS, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

221 PENSACOLA ROAD
(No. and Street)

VENICE (City) FL (State) 34285 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD CURCIO 941 484-4000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRANK A. FICARRA, CPA, PA
(Name – *if individual, state last, first, middle name*)

4837 SWIFT ROAD (Address) SARASOTA (City) FL (State) 34231 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 14 2004
THOMSON FINANCIAL

APR 26 2004

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RICHARD F. CURCIO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INTEGRITY INVESTMENTS, INC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DENISE A. ROLPH
MY COMMISSION # CC 960101
EXPIRES: Sep 30, 2004
1-800-3-NOTARY FL Notary Service & Bonding, Inc.

Signature

PRESIDENT

Title

Notary Public 5/12/04

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FRANK A. FICARRA, C.P.A., P.A.

Certified Public Accountant
4837 Swift Road, Suite 210
Sarasota, FL 34231
TEL (941)-923-2537 FAX (941)-923-2542 Email:frankficarra@yahoo.com

March 9, 2004

Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED APR 26 2004 158

Re: SEC File number 8-45302

Dear Sir or Madam:

Please be advised that, in connection with the above-referenced audit, I have been made aware that pages 10 and 11 of our audit report dated February 24, 2004 needed revision. The Board of Directors of Integrity Investments, Inc. has been informed of these revisions and has directed me to forward the revised pages to your offices.

Enclosed are two copies of my notification to the Board of Integrity Investments, Inc. as well as copies of the revised pages 10 and 11 of my audit report. Please advise me if any additional correspondence or information is required.

Sincerely,

Frank Ficarra

Frank Ficarra, C.P.A.

FRANK A. FICARRA, C.P.A., P.A.

Certified Public Accountant
4837 Swift Road, Suite 210
Sarasota, FL 34231
TEL (941)-923-2537 FAX (941)-923-2542 Email:frankficarra@yahoo.com

March 8, 2004

Board of Directors
Integrity Investments, Inc.
Venice, Florida

Dear Board of Directors,

I issued an audit report on Integrity Investments, Inc dated February 24, 2004. Subsequent to that date I have discovered that two pages of that statement require revisions. The pages involved are pages 10 and 11 titled Computation of Net Capital Requirements and Reconciliation of Computation of Net Capital, respectively.

Both of these statements would require minimal changes and would not appear to require re-issuance of the financial statements but I need to advise you of these changes. I am enclosing, for your review and decision, whether you need the financial statements to be re-issued. Please advise me if you feel that is necessary and I will re-issue the statements as directed.

Sincerely,

Frank Ficarra

INTEGRITY INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS
For the year ended December 31, 2003

SCHEDULE 1 — **COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1**

Capital		$517,105
Add back: Subordinated loans		262,512
Deduct: Non-allowable assets		
Investment in subsidiary	$588,736	
Cost of property and equipment	97,718	
Allowance for depreciation	(38,747)	
Prepaid expenses	704	
Accounts receivable - intercompany	80,000	728,411
Current capital		51,206
Deduct haircuts		1,149
Net allowable capital		50,057
Required capital		13,988
Excess net capital		$ 36,069

SCHEDULE 2 - — **COMPUTATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3**

Reserve requirement is not required under exception 15c3-3(k)(1)(ii)

SCHEDULE 3 - — **INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15(C)3-3**

There is no information required under rule 15(C)3-3 as the company is an institutional broker dealing in mutual funds and at no time has possession of any customer securities or cash.

See accompanying notes.

INTEGRITY INVESTMENTS, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL
For the year ended December 31, 2003

Reconciliation of computation of net capital pursuant ot Rule 15C3-1 between audited statements and unaudited statements at December 31, 2003.

	Audited	Un-audited	Difference
Total assets	$989,443	$994,846	$ (5,403)
Less total liabilities	472,338	479,448	7,110
Net worth	517,105	515,398	1,707
Add subordinated loans	262,512	262,512	-
Adjusted net worth	779,617	777,910	1,707
Less non-allowable assets			
Investment in subsidiary	588,736	588,736	-
Due from related party	80,000	80,000	-
Condominium office and land	53,123	56,775	(3,652)
Furniture and fixtures	19,480	19,480	-
Office equipment	21,413	21,413	-
Accumulated depreciation	(35,045)	(34,073)	972
Organizational costs	3,702	3,702	-
Accumulated amortization	(3,702)	(3,702)	-
Security deposits	-	3,175	(3,175)
Prepaid expenses	704	157	547
Total non-allowable	728,411	735,663	7,252
Current capital	51,206	42,247	8,959
Less: haircuts	1,149	1,149	-
Net capital	50,057	41,098	8,959
Required net capital	13,988	14,462	(474)
Excess net capital	$ 36,069	$ 26,636	$ 9,433

Explanation of differences
The principal differences in total assets and liabilities and, therefore, an increase in net worth, was a result of adjustments to year end payables, pre-paid expense, and adjustments to the property and equipment accounts for acquisition costs and depreciation expense.

See accompanying notes.